SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 2, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-         )

Enclosure: Swedish	Match announces appointment of Acting CFO

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: April 2, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY    Stockholmsbörsen: SWMA

PRESS RELEASE

2 April, 2004

Swedish Match announces appointment of Acting CFO

Lars Dahlgren, Vice President Group Finance, has been appointed Acting Chief Financial Officer effective April 1, 2004.

Lars Dahlgren has been with Swedish Match since 1996. He has a broad experience on management level from various international positions within the Group. Lars has worked with Group Finance on the executive level since May 2002 primarily in the areas of business control and M&A issues.

“Lars brings a great deal of value and expertise to our management team, and will help us in reaching our goal to be one of the world’s largest non-cigarette tobacco companies”, said Sven Hindrikes, Acting President and CEO.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,036 MSEK in 140 countries for the twelve month period ending December 31, 2003. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)

Office +1 804 302 1912, Mobile +1 804 868 8127